Exhibit 99.1

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Consolidated Financial Statements

September 30, 2012 and 2011

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Board of Members
EGS Electrical Group, LLC:

We have audited the accompanying consolidated balance sheets of EGS Electrical Group, LLC and subsidiaries (the Company) as of September 30, 2012 and 2011, and the related consolidated statements of income, members’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EGS Electrical Group, LLC and subsidiaries as of September 30, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois

January 23, 2013

EGS ELECTRICAL GROUP, LLC

AND SUBSIDIARIES

(A Limited Liability Company)

Consolidated Balance Sheets

September 30, 2012 and 2011

(Dollars in thousands)

	2012	2011
Assets
Current assets:
Cash and cash equivalents	$35,027	34,729
Accounts receivable, less allowances of $10,163 and $10,247, respectively	78,636	82,585
Due from members	640	387
Inventories:
Finished goods	32,153	27,710
Work in progress	15,005	16,783
Raw materials	15,709	13,610
Total inventories	62,867	58,103
Prepaid expenses	2,813	3,439
Deferred income taxes	226	406
Other current assets	3,336	49
Total current assets	183,545	179,698
Property, plant, and equipment:
Land	4,874	4,966
Buildings and improvements	35,775	36,947
Machinery and equipment	146,378	143,180
Construction in progress	5,882	2,710
Total property, plant, and equipment	192,909	187,803
Less accumulated depreciation	130,357	128,369
Property, plant, and equipment, net	62,552	59,434
Goodwill	261,543	265,717
Other assets	15,530	17,394
Total assets	$523,170	522,243

See accompanying notes to consolidated financial statements.

	2012	2011
Liabilities and Members’ Equity
Current liabilities:
Trade accounts payable	$53,471	46,469
Income taxes payable	—	2,173
Due to members	33,167	51,325
Accrued employee compensation	6,342	4,757
Accrued sales rebates	8,414	9,046
Accrued expenses	15,465	14,252
Total current liabilities	116,859	128,022
Other liabilities	32,992	30,070
Total liabilities	149,851	158,092
Members’ equity:
Members’ capital	368,150	354,353
Accumulated other comprehensive income	5,169	9,798
Total members’ equity	373,319	364,151

Total liabilities and members’ equity	$523,170	522,243

EGS ELECTRICAL GROUP, LLC

AND SUBSIDIARIES

(A Limited Liability Company)

Consolidated Statements of Income

Years ended September 30, 2012, 2011, and 2010

(Dollars in thousands)

	2012	2011	2010
Net sales	$526,990	495,280	445,390

Cost and expenses:
Cost of goods sold	305,051	293,731	256,222
Selling, general, and administrative expenses	116,920	113,871	106,226
Related-party management fees	3,590	3,318	2,984
Other deductions, net	3,196	8,214	7,751
Interest expense, net	843	75	65
Total costs and expenses	429,600	419,209	373,248
Income before income tax expense	97,390	76,071	72,142
Income tax expense	9,532	12,387	9,413
Net income	$87,858	63,684	62,729

See accompanying notes to consolidated financial statements.

EGS ELECTRICAL GROUP, LLC

AND SUBSIDIARIES

(A Limited Liability Company)

Consolidated Statements of Members’ Equity and Comprehensive Income

Years ended September 30, 2012, 2011, and 2010

(Dollars in thousands)

			Accumulated
			other
	Members’	Retained	comprehensive
	capital	earnings	income (loss)	Total
Balance at September 30, 2009	$328,244	—	7,408	335,652
Comprehensive income:
Net income	—	62,729	—	62,729
Cumulative translation adjustment	—	—	(1,689)	(1,689)
Pension and postretirement adjustments	—	—	2,895	2,895
Total comprehensive income — 2010				63,935
Member’s contribution	28,880	—	—	28,880
Member’s contribution, stock-based compensation	2,044	—	—	2,044
Distributions to members	(3,271)	(62,729)	—	(66,000)
Balance at September 30, 2010	355,897	—	8,614	364,511
Comprehensive income:
Net income	—	63,684	—	63,684
Cumulative translation adjustment	—	—	3,344	3,344
Pension and postretirement adjustments	—	—	(2,160)	(2,160)
Total comprehensive income — 2011				64,868
Member’s contribution, stock-based compensation	772	—	—	772
Distributions to members	(2,316)	(63,684)	—	(66,000)
Balance at September 30, 2011	354,353	—	9,798	364,151
Comprehensive income:
Net income	—	87,858	—	87,858
Cumulative translation adjustment	—	—	(314)	(314)
Pension and postretirement adjustments	—	—	(4,315)	(4,315)
Total comprehensive income — 2012				83,229
Member’s contribution, stock-based compensation	939	—	—	939
Distributions to members	12,858	(87,858)	—	(75,000)
Balance at September 30, 2012	$368,150	—	5,169	373,319

See accompanying notes to consolidated financial statements.

EGS ELECTRICAL GROUP, LLC

AND SUBSIDIARIES

(A Limited Liability Company)

Consolidated Statements of Cash Flows

Years ended September 30, 2012, 2011, and 2010

(Dollars in thousands)

	2012	2011	2010
Cash flows from operating activities:
Net income	$87,858	63,684	62,729
Adjustment to reconcile net income to net cash provided by operating activities:
Loss (gain) on sales of property, plant, and equipment	—	1,044	(96)
Depreciation and amortization	10,367	10,257	9,595
Deferred taxes	(921)	(1,441)	(535)
Stock-based compensation expense	939	772	2,044
Changes in assets and liabilities:
Accounts receivable, net of allowances	(2,426)	(11,660)	(18,065)
Inventories	(4,035)	5,009	(8,288)
Other current assets	(1,459)	(2,801)	2,035
Other assets	5,610	—	(2,080)
Payables	13,817	(4,914)	9,936
Accrued expenses	1,297	(3,555)	8,528
Other liabilities	536	2,022	420
Net cash provided by operating activities	111,583	58,417	66,223
Cash flows from investing activities:
Capital expenditures	(12,045)	(16,677)	(11,928)
Proceeds from disposition of property, plant, and equipment	502	1,884	14
Acquisitions/Other	(176)	(473)	(35,095)
Net cash used in investing activities	(11,719)	(15,266)	(47,009)
Cash flows from financing activities:
Distribution to members	(75,000)	(66,000)	(66,000)
Capital contribution	—	—	28,880
Intercompany loan	(22,817)	24,114	18,107
Intercompany debt to finance acquisition	—	—	6,593
Net cash used in financing activities	(97,817)	(41,886)	(12,420)
Net increase in cash and cash equivalents	2,047	1,265	6,794
Effect of exchange rate changes on cash and cash equivalents	(1,749)	2,624	(1,975)
Cash and cash equivalents at beginning of year	34,729	30,840	26,021
Cash and cash equivalents at end of year	$35,027	34,729	30,840
Supplemental cash flow data:
Cash paid for:
Interest	$2,057	1,079	868
Income taxes	13,275	8,573	6,513

See accompanying notes to consolidated financial statements.

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2012 and 2011

(Dollars in thousands)

(1)                     Summary of Significant Accounting Policies

(a)                      Description of Business

EGS Electrical Group, LLC (EGS) was created on September 15, 1997 by combining the electrical groups of Emerson Electric Co. (Emerson) and General Signal, Inc. (General Signal). Emerson originally held 52.2% of members’ units and General Signal held 47.5%. General Signal subsequently merged with SPX Corporation (SPX), with SPX becoming the minority member. Currently, Emerson owns 55.5% of members’ units and SPX owns the remaining 44.5%.

EGS and subsidiaries (the Company) operate offices, plants, and warehouses in six U.S. states and seven international countries and are engaged in the manufacture of electrical fittings, enclosures, controls, and industrial lighting; transformers, power conditioning, power protection, and power supplies; resistance wire electrical heating cable and pipe tracing cable; and a variety of electrical heating products. Approximately 34% and 31% of the Company’s assets were located outside the United States of America as of September 30, 2012 and 2011, respectively, primarily in Brazil, Canada, and France. International sales, primarily in Brazil, Canada, and France, represented 21%, 20%, and 17% of the Company’s total revenues as of September 30, 2012, 2011, and 2010, respectively.

(b)                      Principles of Consolidation

The consolidated financial statements include the accounts of EGS and its controlled affiliates. All significant intercompany transactions, profits, and balances are eliminated in consolidation. The Company has no involvement with variable interest entities.

The functional currency of the Company’s non-U.S. subsidiaries located in Brazil, France, Mexico Distribution Center, and Canada is the local currency. The functional currency of the Company’s non-U.S. subsidiary located in Romania is the euro. The functional currency of the Company’s subsidiaries located in Mexico Maquiladora’s and Singapore are the U.S. dollar. Adjustments resulting from the translation of consolidated financial statements are reflected as a separate component of accumulated other comprehensive income (loss).

The Company has evaluated subsequent events through January 23, 2013, the date on which the consolidated financial statements were issued.

(c)                       Cash Equivalents

Cash equivalents consist principally of $32,241 and $32,956 of cash swept to an Emerson-controlled account, but available on demand to the Company as of September 30, 2012 and 2011, respectively.

(d)                      Trade Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2012 and 2011

(Dollars in thousands)

statements of cash flows. Allowances provided against accounts receivable are for doubtful accounts and adjustments to reduce amounts recorded to net realizable value as a result of estimated sales returns and pricing adjustments. The allowances for doubtful accounts, and other adjustments to reduce accounts receivable to net realizable value, are the Company’s best estimate of the amount of probable credit losses in the Company’s accounts receivable as of the balance sheet date. The Company determines the allowances based on historical write-off experience and specific analysis of certain individual balances. Account balances are charged off against the allowances after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

(e)                       Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method for all inventories.

(f)                         Property, Plant, and Equipment

The Company records investments in land, buildings, and improvements, and machinery and equipment at cost.

Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Useful lives are 3 – 12 years for machinery and equipment, and 30 – 40 years for buildings and improvements. Total depreciation expense during the years ended September 30, 2012, 2011, and 2010 was $8,204, $8,260, and $8,618, respectively.

(g)                      Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. All goodwill is assigned to the reporting unit that acquires the business. A reporting unit is a business unit one level below the operating segment if discrete financial information for that business unit is prepared and regularly reviewed by the segment manager. The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company performs its test as of September 30 of each year using a discounted cash flow analysis that requires that certain assumptions and estimates be made. No impairment of goodwill was identified through the performance of the annual impairment tests during the years ended September 30, 2012, 2011, and 2010.

(h)                      Impairment of Long-Lived Assets

Long-lived assets such as property, plant, and equipment and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If events or circumstances indicate that the

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2012 and 2011

(Dollars in thousands)

long-lived assets should be reviewed for possible impairment, the Company uses projections to assess whether future cash flows on a nondiscounted basis related to the tested assets is likely to exceed the recorded carrying amount of those assets, to determine whether a write-down is appropriate. Should an impairment be identified, a loss would be recorded to the extent that the carrying value of the impaired assets exceeds their fair value as determined by valuation techniques appropriate in the circumstance, which could include the use of similar projections on a discounted basis. No such events or circumstances were identified during the years ended September 30, 2012, 2011, and 2010.

(i)                         Income Taxes

The Company does not pay U.S. federal income taxes, except for its wholly owned Domestic C Corporation subsidiary. Federal taxes are generally paid by the members of EGS. The Company does pay some state income taxes in those states that do not follow the federal treatment of a Limited Liability Corporation (LLC) and foreign taxes are paid on income attributable to the foreign entities. Income taxes paid during the years ended September 30, 2012, 2011, and 2010 were $13,275, $12,662, and $8,573, respectively.

(j)                         Financial Instruments

The Company accounts for derivatives and hedging activities in accordance with Accounting Standards Codification (ASC or the Codification) Topic 815, Derivatives and Hedging, as amended (ASC 815), which requires entities to recognize all derivative instruments as either assets or liabilities in the consolidated balance sheets at their respective fair values. For derivative instruments designated as a cash flow hedge, the gain or loss on the derivative is deferred as a separate component of accumulated other comprehensive income (loss) until recognized in earnings with the underlying hedged item. For derivative instruments designated as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item are recognized immediately in earnings.

For derivative instruments that do not qualify for hedge accounting, the fair value of the derivative instrument is recorded as an asset or liability on the consolidated balance sheets, with changes in fair value recorded in the consolidated statements of income.

(k)                      Warranty

The Company’s product warranties are competitive for the markets in which it operates. Warranty generally extends for a period of one year from the date of sale. Provisions for warranty are primarily determined based on historical warranty costs as a percentage of sales adjusted for specific problems that may arise. Product warranty expense is less than 1% of sales.

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2012 and 2011

(Dollars in thousands)

(l)                         Stock-Based Compensation

Stock-based compensation awards and options to purchase common stock of Emerson are issued to certain employees of the Company. Compensation expense is recognized at fair value over the service periods based on the number of awards expected to be ultimately earned. This expense is recorded in the Company’s consolidated statements of income with a corresponding credit to equity, representing Emerson’s capital contribution. Stock-based compensation was $939, $772, and $2,044 for the years ended September 30, 2012, 2011, and 2010, respectively.

(m)                   Revenue Recognition

The Company recognizes all of its revenues through the sale of manufactured products and records sales as products are shipped, title and risk of loss passes to the customer, and collection is reasonably assured. Allowances, based on historical experience, are made for anticipated returns of products and sales discounts at the time products are sold.

Sales taxes are collected from customers and remitted to governmental authorities and are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of income.

The Company records amounts billed to a customer for shipping and handling fees in a sales transaction as revenue. Shipping and handling costs of $1,881, $2,101, and $2,498 for the years ended September 30, 2012, 2011, and 2010, respectively, are included in selling, general, and administrative expenses.

(n)                      Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). Significant items subject to such estimates and assumptions include the useful life of fixed assets, useful life of intangibles, allowance for doubtful accounts and sales returns, valuation of deferred tax assets, valuation of derivatives, fixed assets, inventory, and reserves for employee benefit obligations, income tax uncertainties, and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions. Actual results could differ from those estimates.

(o)                      Research and Development

Research and development costs are charged to expense as incurred. These costs were $6,096, $4,544, and $4,161 for the years ended September 30, 2012, 2011, and 2010, respectively.

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2012 and 2011

(Dollars in thousands)

(p)                      Other Deductions, Net

Other deductions, net are summarized as follows:

	2012	2011	2010
Litigation costs	$14	60	14
Rationalization of operations	1,998	5,410	5,531
Other	1,184	2,744	2,206
Total	$3,196	8,214	7,751

Rationalization of operations expense reflects costs associated with the Company’s efforts to continually improve operational efficiency. Rationalization expense primarily consists of severance and other compensation payments as a result of moving facilities to best cost locations and curtailing/downsizing operations because of changing economic conditions.

(q)                      Other Liabilities

Other liabilities are summarized as follows:

	2012	2011
Deferred income tax	$6,026	6,948
Minimum pension liability	19,551	14,602
Minimum retiree medical	4,307	6,522
Termination indemnities	862	634
Other	2,246	1,364
Total other liabilities	$32,992	30,070

(r)                        Comprehensive Income

Comprehensive income is primarily composed of net earnings plus changes in foreign currency translation and pension and postretirement. Accumulated other comprehensive income (loss) consists of foreign currency translation adjustments of $23,236 and $23,550 and pension and postretirement charges of $(18,067) and $(13,752), respectively, at September 30, 2012 and 2011.

(s)                        Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements,

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2012 and 2011

(Dollars in thousands)

the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•          Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•          Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•          Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The carrying value approximates fair value for cash and cash equivalents, accounts receivable, due from members, trade accounts payable, derivatives, and due to members.

(t)        Pension and Other Postretirement Plans

The Company has a noncontributory defined benefit pension plan covering substantially all of its U.S. employees upon their retirement. The benefits are based on age, years of service, and the level of compensation during the five years before retirement. The Company also sponsors a defined benefit healthcare plan for substantially all retirees and full-time employees hired prior to the establishment of the joint venture.

The Company records annual amounts relating to its pension and postretirement plans based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases, turnover rates, and healthcare cost trend rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in accumulated other comprehensive income and amortized to net periodic cost over future periods using the corridor method. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.

The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefits.

(u)       Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of environmental remediation costs from third parties that are probable of

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2012 and 2011

(Dollars in thousands)

realization are separately recorded as assets, and are not offset against the related environmental liability.

Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of expected future expenditures for environmental remediation obligations are not discounted to their present value.

(v)        Recently Issued Accounting Standards

In July 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Updates (ASU) No. 2012-02, Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment. The ASU conforms guidance in ASU No. 2011-08, Testing Goodwill for Impairment to indefinite-lived intangible assets. ASU No. 2012-02 allows the Company to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. Under these amendments, an entity would not be required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on qualitative assessment, that it is not more likely than not that the indefinite-lived intangible asset is impaired. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The ASU is effective for annual and interim impairment tests performed in fiscal years beginning after September 15, 2012. Early adoption is permitted.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU No. 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company will implement the provisions of ASU No. 2011-11 as of October 1, 2014.

In September 2011, the FASB issued ASU No. 2011-08. This ASU permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it need not perform the two-step impairment test. The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company will implement the provisions of ASU No. 2011-08 as of October 1, 2012.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under this ASU, an entity will have the option to present the components

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2012 and 2011

(Dollars in thousands)

of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. For a nonpublic entity, the ASU is effective for fiscal years ending after December 15, 2012, and interim and annual periods thereafter. Early adoption is permitted. In December 2011, the FASB decided to defer the effective date of those changes in ASU No. 2011-05 that relate only to the presentation of reclassification adjustments in the consolidated statement of income by issuing ASU No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. The Company plans to implement the provisions of ASU No. 2011-05 by presenting a separate statement of other comprehensive income following the consolidated statement of income in 2012.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. A nonpublic entity is required to apply the ASU prospectively for annual periods beginning after December 15, 2011. The Company expects that the adoption of ASU No. 2011-04 in 2013 will not have a material impact on its consolidated financial statements

(2)       Reclassifications

The Company has reclassified the change in due to members from operating activities to financing activities within the statements of cash flows for the years-ended September 30, 2011 and 2010 to conform to the current year presentation.  The reclassification resulted in a change in cash flows from operations of $(24,114) and $(18,207) for the years ended September 30, 2011 and 2010, respectively.

The reclassification also resulted in a corresponding change in cash flow used in financing activities for the same period.

(3)       Related-Party Transactions

The Company has entered into a service agreement with Emerson for corporate management services. For the years ended September 30, 2012, 2011, and 2010, the management fee for such services was a fixed percentage of net sales and was $3,590, $3,318, and $2,984, respectively. In addition, the Company participates in Emerson-sponsored programs for services, such as insurance, freight, benefits administration, legal, workers’ compensation, tax consultation, and other administrative support.

The amount paid for these services for the years ended September 30, 2012, 2011, and 2010 was $31,480, $31,466, and $26,660, respectively, and is recorded as a component of selling, general, and administrative expenses in the consolidated statements of income. Additionally, at September 30, 2012 and 2011, the Company had payables to Emerson totaling $33,167 and $51,325, respectively, and receivables from

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2012 and 2011

(Dollars in thousands)

Emerson of $640 and $387, respectively. The Company and its subsidiaries have cash pool arrangements with Emerson throughout the world. Net interest received from these cash pool arrangements and other related party transactions for the fiscal years ended September 30, 2012, 2011, and 2010 was $177, $350 and $159, respectively.

The Company’s borrowings from Brazilian subsidiaries of Emerson were $5,308 and $7,974, respectively, for the years ended September 30, 2012 and 2011. The interest rates are reset every three months and are based on interbank rates currently at 7.5%. Interest paid on these loans was approximately $662 and $756 in 2012 and 2011, respectively.

The Company began reporting for the Cluj entity in the year ending September 30, 2012. The Cluj entity was previously included as part of the Emerson shared service organization and the balances were transferred to EGS.

(4)       Financial Instruments

The Company selectively uses derivative financial instruments to manage commodity prices and currency exchange risk. The Company does not hold derivatives for trading purposes. No credit loss is anticipated as the counterparties to these agreements are major financial institutions with high credit ratings.

As part of its hedging strategy, the Company utilizes forward exchange contracts to minimize the impact of currency and commodity price fluctuations on transactions, cash flows, and firm commitments. The Company had $2,923 of open foreign currency contracts as of September 30, 2012. The Company had no significant open currency or commodity contracts open as of September 30, 2011.

(5)       Retirement Plans

The Company has pension plans and other postretirement benefit plans covering substantially all of its employees. The Company’s pension and retiree healthcare and life insurance benefit plans are described below.

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2012 and 2011

(Dollars in thousands)

Pension and other postretirement benefit costs included the following components for 2012, 2011, and 2010:

	Pension benefits			Other Postretirement benefits
	2012	2011	2010	2012	2011	2010
Service cost	$2,074	2,114	2,130	93	112	130
Interest cost	2,555	2,516	2,448	211	248	325
Expected return on plan assets	(2,767)	(2,483)	(2,215)	—	—	—
Amortization of prior service costs	1,962	1,543	1,780	(188)	(118)	27
Amortization of net loss	118	118	127	(58)	17	18
Curtailment charge	—	—	114	—	—	—
Net periodic pension and other postretirement benefit costs	$3,942	3,808	4,384	58	259	500

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2012 and 2011

(Dollars in thousands)

A reconciliation of the changes in the plans’ benefit obligations and fair value of assets for the years ended September 30, 2012 and 2011 and a statement of the funded status as of September 30, 2012 and 2011 for the Company’s domestic benefit plans follows:

			Other
	Pension benefits		postretirement benefits
	2012	2011	2012	2011
Reconciliation of benefit obligation:
Benefit obligation at October 1	$52,433	46,425	5,495	5,938
Service cost	2,074	2,114	93	112
Interest cost	2,555	2,516	211	248
Plan amendments	—	—	(681)	—
Curtailments	—	—	—	—
Actuarial loss (gain)	11,104	2,847	(245)	(550)
Benefit payments	(1,266)	(1,469)	(566)	(253)
Projected benefit obligation at September 30	$66,900	52,433	4,307	5,495
Reconciliation of fair value of plan assets:
Fair value of plan assets at October 1	$37,550	33,689	—	—
Actual return on plan assets	6,795	1,060	—	—
Employer contributions	4,270	4,270	566	253
Benefit payments	(1,266)	(1,469)	(566)	(253)
Fair value of plan assets at September 30	$47,349	37,550	—	—

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2012 and 2011

(Dollars in thousands)

			Other
	Pension benefits		postretirement benefits
	2012	2011	2012	2011
Funded status:
Benefit obligations	$66,900	52,433	4,307	5,495
Assets	47,349	37,550	—	—
Funded status	$19,551	14,883	4,307	5,495
Amounts recognized in the statement of financial position:
Current liability	$70	70	322	392
Noncurrent liability	19,481	14,813	3,985	5,103
Total amount recognized	$19,551	14,883	4,307	5,495
Amounts recognized in accumulated other comprehensive income:
Net actuarial loss (gain)	$19,363	14,249	(1,078)	(1,021)
Prior service cost	305	423	(522)	101
Total	$19,668	14,672	(1,600)	(920)
Accumulated benefit obligation	$61,487	49,578	N/A	N/A

The measurement date for the Company pension and other postretirement plans is September 30, 2012.

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2012 and 2011

(Dollars in thousands)

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Accumulated gains and losses in excess of 10% of the greater of the projected benefit obligation or the market-related value of assets are amortized over the remaining service period of active plan participants.

	Pension benefits
	2012	2011	2010
Weighted average assumptions used to determine net pension expense:
Discount rate	4.75%	5.25%	5.50%
Expected return on plan assets	7.50	7.50	8.00
Rate of compensation increase	3.00	3.00	3.00
Weighted average assumptions used to determine pension benefit obligations:
Discount rate	4.00	4.75	5.25
Rate of compensation increase	3.50	3.00	3.00
Weighted average assumptions used to determine net postretirement expense:
Discount rate	4.25	4.25	5.00
Weighted average assumptions used to determine postretirement benefit obligations:
Discount rate	3.25	4.25	4.25

The estimated amounts that will be amortized from “Accumulated other comprehensive income” at September 30, 2012 into net periodic benefit cost in fiscal year 2013 are as follows:

		Other
	Pension	postretirement
	benefits	benefits
Actuarial loss	$2,612	(176)
Prior service cost	118	(133)
Total	$2,730	(309)

The primary objectives for the investment of pension plan assets are to secure participant retirement benefits, while earning a reasonable rate of return. Plan assets are invested consistent with the provisions of

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2012 and 2011

(Dollars in thousands)

prudence and diversification rules of the Employee Retirement Income Security Act and with a long-term investment horizon. The expected return on plan assets assumption is determined by reviewing the investment return of the plans for the past 10 years and the historical return (since 1926) of an asset mix approximating the plan’s current asset allocation and evaluating these returns in relation to expectations of various investment organizations to determine whether long-term future returns are expected to differ significantly from the past. The Company’s pension plan asset allocations are as follows:

	Pension benefits
	2012	2011	2010	Target
Asset category:
Equity securities	61%	60%	59%	60%
Debt securities	39	40	41	40
	100%	100%	100%	100%

The Company estimates that future benefit payments for the pension plans will be as follows: $1,515 in 2013, $1,750 in 2014, $1,996 in 2015, $2,253 in 2016, $2,545 in 2017 and $16,253 in total over the five years 2018 through 2022. In 2013, the Company expects to contribute $4,460 to the pension plans.

The Company’s postretirement benefit obligations were determined using discount rates of 3.25%, 4.25%, and 4.25%, for 2012, 2011, and 2010, respectively. The healthcare cost trend rate for 2012, 2011, and 2010 was 7.50%, 8.00%, and 8.00%, declining to 5.00% in the year 2018, respectively. The healthcare cost trend rate assumption has a significant effect on the amounts reported. A 1.00% increase in the assumed healthcare cost trend rate would increase the benefit obligation by $9 at September 30, 2012 and a 1.00% increase in the assumed healthcare trend rate would increase the service and interest costs by $1. A 1.00% decrease in the assumed healthcare trend rate would decrease the service and interest cost components by $1 and decrease the net postretirement healthcare benefit obligation by $11 at September 30, 2012.

The Company monitors the cost of healthcare and life insurance benefit plans and reserves the right to make additional changes or terminate these benefits in the future. The Company estimates that future benefit payments for postretirement benefits will be as follows: $322 in 2013, $364 in 2014, $379 in 2015, $388 in 2016, $370 in 2017, and $1,643 in total over the five years 2018 through 2021.

In addition, the Company sponsors defined contribution (401(k)) plans to which it contributed $1,078, $482, and $621 in 2012, 2011, and 2010, respectively.

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2012 and 2011

(Dollars in thousands)

The Company’s assets in both pension and postretirement plans are reported at fair value. The fair value of these assets as of September 30, 2012 and 2011 measurement dates were as follows:

		Fair value of measurements at
		September 30, 2012
		Pension benefits – plan assets
		Quoted
		prices
		in active
		markets	Significant	Significant
		for identical	observable	unobservable
		assets	inputs	inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Asset category:
Equity securities:
U.S. large cap (a)	29,025	29,025	—	—
Fixed income securities:
U.S. Treasuries (b)	18,324	18,324	—	—
Total	$47,349	47,349	—	—

		Fair value of measurements at
		September 30, 2011
		Pension benefits – plan assets
		Quoted
		prices
		in active
		markets	Significant	Significant
		for identical	observable	unobservable
		assets	inputs	inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Asset category:
Equity securities:
U.S. large cap (a)	22,530	22,530	—	—
Fixed income securities:
U.S. Treasuries (b)	15,020	15,020	—	—
Total	$37,550	37,550	—	—

(a)                      This category comprises low cost equity index funds not actively managed that track the S&P 500.

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2012 and 2011

(Dollars in thousands)

(b)                      This category comprises low cost bond index funds not actively managed that track the Treasury bond index.

(6)                     Income Taxes

For the years ended September 30, 2012, 2011, and 2010, income before income tax expense consists of the following:

	2012	2011	2010
U.S.	$77,942	62,152	58,636
Foreign	19,448	13,919	13,506
	$97,390	76,071	72,142

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	2012	2011	2010
Statutory federal income tax rate	35%	35%	35%
Decrease in tax rate resulting from:
LLC Election	(35)%	(35)%	(35)%
State income taxes	1.0%	1.5%	1.5%
Foreign taxes	5.8	7.9	5.5
Domestic Corporation subsidiary	3.0	6.9	6.1
Effective tax rate	9.8%	16.3%	13.1%

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The deferred tax assets of $226 and $406 and deferred tax liabilities of $6,026 and $6,948 recorded as of September 30, 2012 and 2011, respectively, primarily relate to intangibles and goodwill.

In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2012 and 2011

(Dollars in thousands)

temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income, management believes it is more likely than not the Company will realize the benefits of the deferred tax assets. Accordingly, no deferred tax asset valuation allowance was recorded as of September 30, 2012 or 2011.

The members of the LLC generally pay the federal income taxes of the LLC. The gross book basis of the liabilities and assets of the LLC as of September 30, 2012 is approximately $19,469 greater than the tax basis for the same liabilities and assets. The gross book basis of the liabilities and assets of the LLC as of September 30, 2011 is approximately $18,576 greater than the tax basis for the same liabilities and assets.

Beginning with the adoption of ASC Topic 740, Income Taxes, as of October 1, 2007, the Company recognizes the effects of income taxes positions only if those positions are more likely than not of being sustained. Changes in recognition measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes.

The Company is subject to U.S. federal income tax at its wholly owned Domestic C Corporation, state income tax in multiple state tax jurisdictions and foreign income tax in a number of foreign tax jurisdictions. The Company has no U.S. federal returns under review at September 30, 2012. The status of state and non-U.S. tax examinations varies by numerous legal entities and jurisdictions in which the Company operates.

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign operations that arose in 2012 and prior years as the Company considers these earnings to be indefinitely reinvested.

(7)                     Leases

The Company has various lease agreements for offices, distribution, and manufacturing centers. These obligations have various terms extending through 2020. Rent expense was $7,246, $7,867, and $7,293 for 2012, 2011, and 2010, respectively.

Future minimum lease payments as of September 30, 2012, under agreements classified as operating leases with noncancelable terms in excess of one year for the years 2013 through 2017 are $4,107, $2,171, $421, $239, and $24, respectively. There are no lease obligations thereafter.

(8)                     Commitments and Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business for which there is a range of possible outcomes. The Company accrues for such liabilities when it is probable that future costs (including legal fees and expenses) will be incurred and such costs can be reasonably estimated.

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2012 and 2011

(Dollars in thousands)

The Company believes that at September 30, 2012, there were no known contingent liabilities that will have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(9)                     Goodwill and Other Intangible Assets

(a)                      Acquired Intangible Assets

	September 30, 2012
		Weighted
	Gross	average
	carrying	amortization	Amortization
	amount	period	expense
Amortizing intangible assets:
Customer list	$11,795	10 years	$1,354
Trademarks	2,813	15 years	202
Total	$14,608		$1,556

	September 30, 2011
		Weighted
	Gross	average
	carrying	amortization	Amortization
	amount	period	expense
Amortizing intangible assets:
Customer list	$13,074	8 years	$1,396
Trademarks	3,118	14 years	208
Total	$16,192		$1,604

Accumulated amortization for amortizing intangible assets was $3,375 and $2,183 for the years ended September 30, 2012 and 2011, respectively. Estimated amortization expense for the next five years is: $1,605 in 2013, $1,678 in 2014, $1,751 in 2015, $1,751 in 2016, and $1,751 in 2017.

(Continued)

EGS ELECTRICAL GROUP, LLC
AND SUBSIDIARIES

(A Limited Liability Company)

Notes to Consolidated Financial Statements

September 30, 2012 and 2011

(Dollars in thousands)

(b)                      Goodwill

The changes in the carrying amount of goodwill for the years ended September 30, 2012 and 2011 are as follows:

	2012	2011
Balance as of October 1:
Goodwill	$265,717	264,014
Foreign currency translation	(4,174)	1,703
Balance as of September 30	$261,543	265,717